# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allied Gaming & Entertainment Inc., CIK 0001708341
CUSIP: 01915A109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Date of event which requires filing of this statement: 09/09/2025
Filed by CIK 0002054661
Persons authorized to receive notices and communications: David Lee, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 832-330-7795

## Reporting persons
- Digitas Global LLC (CIK 0002054661): type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,800,000; shared voting power 0; sole dispositive power 3,800,000; shared dispositive power 0; aggregate amount beneficially owned 3,800,000 (10.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Allied Gaming & Entertainment Inc.
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151

## Item 2. Identity and Background
Name of person filing: David Lee
Residence or business address:
24285 Katy Freeway, Suite 300
Katy, Texas 77494
Present principal occupation or employment:
Digitas Global LLC
dba Net Financial
24285 Katy Freeway, Suite 300
Katy, Texas 77494
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 3,800,000 shares of AGAE Common Stock were acquired by the Greater Horizon as a charitable contribution from a donor. No funds or other consideration were paid by the DAF in connection with the acquisition of these shares. No part of the acquisition involved any loan, borrowing, or use of other consideration by the DAF or the reporting person for the purpose of acquiring, holding, trading, or voting these securities

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of securities was solely for investment and charitable administration purposes, in connection with a contribution to the donor-advised fund. The reporting persons have no plans or proposals that relate to or would result in any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. Specifically, there are no agreements, understandings, or arrangements with respect to acquiring additional securities, disposing of the securities, initiating any extraordinary corporate transaction, affecting the board or management, changing corporate structure, policies, capitalization, delisting, or taking any action similar to those listed.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of September 11,2025, Greater Horizons beneficially owns 3,800,000 shares of Common Stock of AGAE, representing approximately 10.3% of the outstanding class as reported in recent filing. Such shares are held directly in the donor-advised fund and are not subject to any rights to acquire additional shares, nor are there shares underlying options or other instruments exercisable within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: 3800000
Transactions in the class effected during the past sixty days: No transactions have been effected in the past sixty days or since the most recent Schedule 13D filing by any reporting person.
Other persons with the right to receive dividends or sale proceeds: No person other than the reporting person(s) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. The reporting person remains the beneficial owner of more than five percent of the class of securities as of the date of this filing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the issuer, including, but not limited to, any related to call options, put options, security-based swaps, or other derivative securities, transfer or voting of any of the securities, joint ventures, or other profit-sharing or voting arrangements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No material written agreements, contracts, arrangements, or understandings required to be filed as exhibits exist, other than as described above.

## Signatures
- Digitas Global LLC: David Lee, CEO (09/11/2025)